Progressive Wealth Management Since 1990

Shareholder Rebuttal to TJX Companies’ Opposition Statement Regarding a Report on Prison Labor in the Supply Chain

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: TJX Companies

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are encouraged to vote FOR resolution #5:

RESOLVED Shareholders of TJX urge the Board of Directors to produce an annual report to shareholders on prison labor, at reasonable cost and omitting proprietary information, assessing the effectiveness of current company policies for preventing instances of prison labor in the company’s supply chain.

Overview

The Proponent believes that the Company and shareholders must consider the potential impacts on the Company associated with prison labor in its supply chain. With over 2 million people incarcerated in the United States alone, our Company must responsibly address the related business risks and ethical issues.

According to prisoner rights organizations, prison labor effectively perpetuates the concept of “slave labor,” especially given the overrepresentation of people of color in U.S. prisons.1

While TJX revised its company policy last year to more clearly prohibit prison labor in its supply chain, to the Proponent’s knowledge, the Company does not have a process in place to proactively verify that factories other than those under our company’s direct control abide by the prohibition on prison labor.

Given the risks associated with prison labor, the Proponent believes that shareholders would be best served by a commitment from the Company to verify supplier compliance with the Vendor Code of Conduct, specifically as it relates to potential exposure to prison labor.

1 http://www.pewresearch.org/fact-tank/2018/01/12/shrinking-gap-between-number-of-blacks-and-whites-in-prison/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that any exposure to prison labor in our Company’s supply chain poses a risk to shareholder value, as evidenced by other retailers and manufacturers like Whole Foods, Wal-Mart, and the Victoria’s Secret brand that faced significant backlash after it was made public that these brands were associated with or directly using prison labor.

The Proponent believes that without a comprehensive review to assure supplier compliance, the Company and its shareholders cannot feel confident that the Company is not exposed to prison labor or other supply chain risks.

Prison labor may affect many aspects of our business.

Nonprofit researchers and journalists have reported the existence of prison labor in supply chains of many product categories including (but not limited to) electrical wiring, office furniture, processed foods, clothing, and even packaging materials. The failure to detect and manage prison labor in our company’s supply chain could have severe repercussions on TJX brand name and shareholder value. Other companies that use suppliers have already experienced backlash in the face of news stories that the retailers had sold products to customers without disclosing prison labor sourcing.

The Proponent’s research indicates that as many as 6% of state inmates and up to 23% of federal inmates are employed in “correctional industry” jobs, including those that specifically offer for-profit companies manufacturing and services by incarcerated workers at extremely low wages. Incarcerated people that work in prison industries jobs often make under $1 per hour, while the company using labor of incarcerated people derives profit from the low overhead associated with such labor. In several states of the U.S., incarcerated individuals are forced to work for little or no pay, and watchdog organizations often report that they often work in inhumane conditions.

Reputational harm from association with prison labor may linger indefinitely.

Companies that have been connected to prison labor are often associated with prison labor long-term, even if that association ended decades ago. Victoria’s Secret learned in the 1980s that one of its vendors had used prison labor to produce some of its apparel. Despite severing the relationship with the vendor, Victoria’s Secret is still routinely associated with prison industries in news articles and website listings. The Proponent believes that an assessment of the effectiveness of current company policies for preventing instances of prison labor in the company’s supply chain would offer an opportunity to TJX to manage the risk proactively. This is preferable to a reactive response to a reputational crisis that may otherwise result if it comes to light that our company sources from suppliers using prison labor. In the opinion of the Proponent, failure to monitor the extent of prison labor within the company’s supply chain could reflect a failure of due diligence by the board and management. It does not protect shareholder value.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Current policies may not protect shareholder value.

While TJX has revised its vendor code of conduct to clarify its prohibition on all forms of prison labor in the supply chain, it is the understanding of the Proponent that the Company does not actively verify that suppliers (beyond the factories which make TJX-designed products) adhere to the Vendor Code of Conduct. To the Proponent’s knowledge, TJX does not audit the majority of its supplier factories to ensure adherence to this policy, and therefore cannot attest that products sold to our customers are in compliance with the Vendor Code of Conduct or free of connection to prison labor. Without an assessment of the effectiveness of current company policies for preventing instances of prison labor in the company’s supply chain, existing procedures in place at TJX do not protect shareholder value fully.

Real litigation risks exist related to prison labor in the supply chain.

The Proponent believes that risks to the Company exist related to prison labor under federal labor laws. An article in The Atlantic described the risk: “incarcerated workers are not expressly excluded from the definition of employee in workers’ protection statutes like the Fair Labor Standards Act (FLSA) or the National Labor Relations Act.”2 Furthermore, “inmates … are not only excluded from the U.S. Constitution’s prohibition on slave labor, but also exist largely outside the reach of federal safety regulations meant to ensure that Americans are not injured or killed on the job.”3

Because, to the Proponent’s knowledge, the Company does not verify compliance with the Vendor Code of Conduct beyond the limited number of Company-controlled suppliers, the Proposal’s suggested assessment of current policy effectiveness may help to ensure safety and well-being of any incarcerated people producing any products connected to our company, and also detect potential litigation risks.

Conclusion:

The Proponent believes that this proposal is in the best interest of the company because it seeks to ameliorate the many risks associated with prison labor. Given that association with prison labor through the supply chain has been shown to cause consumer backlash and that research shows that American consumers believe that “too many people are in prison and the nation spends too much on imprisonment,”4 the Proponent believes that an assessment of the effectiveness of current policies at preventing the occurrence of prison labor in our supply chain is needed in order to safeguard company value.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 6, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc. Funded Pension Plan, the filer of the Proposal.

2 https://www.theatlantic.com/business/archive/2015/09/prison-labor-in-america/406177/

3 https://theintercept.com/2016/12/28/california-blames-incarcerated-workers-for-unsafe-conditions-andamputations/

4 Pew Survey: “Public Opinion on Sentencing and Corrections Policy in America.” Pew Trusts. http://www.pewtrusts.org/~/media/assets/2012/03/30/pew_nationalsurveyresearchpaper_final.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM